UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Pace Holdings Corp.

(Name of Issuer)

                   Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

                              G6865N103

(CUSIP Number)

                           December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6865N103		13G	Page 2 of 12
1	NAME OF REPORTING PERSON TPACE Sponsor Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 18,423,333.33 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 18,423,333.33 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,423,333.33 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.0% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects (i) 11,090,000 Class A ordinary shares (“Class A Shares”) of Pace Holdings Corp. (the “Issuer”) issuable upon conversion of 11,090,000 Class F ordinary shares (“Class F Shares”) of the Issuer and (ii) 7,333,333.33 Class A Shares issuable upon exercise of 22,000,000 warrants (the “Warrants”) of the Issuer.

(2) The calculation assumes that there is a total of 63,423,333.33 Class A Shares outstanding, which is the sum of (i) the 45,000,000 Class A Shares outstanding as of January 20, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2016, (ii) the 11,090,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 7,333,333.33 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G6865N103		13G	Page 3 of 12
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 18,423,333.33 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 18,423,333.33 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,423,333.33 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.0% (4)
12	TYPE OF REPORTING PERSON CO

(3) Reflects (i) 11,090,000 Class A Shares issuable upon conversion of 11,090,000 Class F Shares and (ii) 7,333,333.33 Class A Shares issuable upon exercise of 22,000,000 Warrants.

(4) The calculation assumes that there is a total of 63,423,333.33 Class A Shares outstanding, which is the sum of (i) the 45,000,000 Class A Shares outstanding as of January 20, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on January 26, 2016, (ii) the 11,090,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 7,333,333.33 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G6865N103		13G	Page 4 of 12
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 18,423,333.33 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 18,423,333.33 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,423,333.33 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.0% (6)
12	TYPE OF REPORTING PERSON IN

(5) Reflects (i) 11,090,000 Class A Shares issuable upon conversion of 11,090,000 Class F Shares and (ii) 7,333,333.33 Class A Shares issuable upon exercise of 22,000,000 Warrants.

(6) The calculation assumes that there is a total of 63,423,333.33 Class A Shares outstanding, which is the sum of (i) the 45,000,000 Class A Shares outstanding as of January 20, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on January 26, 2016, (ii) the 11,090,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 7,333,333.33 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G6865N103		13G	Page 5 of 12
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 18,423,333.33 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 18,423,333.33 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,423,333.33 (7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.0% (8)
12	TYPE OF REPORTING PERSON IN

(7) Reflects (i) 11,090,000 Class A Shares issuable upon conversion of 11,090,000 Class F Shares and (ii) 7,333,333.33 Class A Shares issuable upon exercise of 22,000,000 Warrants.

(8) The calculation assumes that there is a total of 63,423,333.33 Class A Shares outstanding, which is the sum of (i) the 45,000,000 Class A Shares outstanding as of January 20, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on January 26, 2016, (ii) the 11,090,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 7,333,333.33 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G6865N103		13G	Page 6 of 12
1	NAME OF REPORTING PERSON Karl Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 18,423,333.33 (9)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 18,423,333.33 (9)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,423,333.33 (9)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.0% (10)
12	TYPE OF REPORTING PERSON IN

(9) Reflects (i) 11,090,000 Class A Shares issuable upon conversion of 11,090,000 Class F Shares and (ii) 7,333,333.33 Class A Shares issuable upon exercise of 22,000,000 Warrants.

(10) The calculation assumes that there is a total of 63,423,333.33 Class A Shares outstanding, which is the sum of (i) the 45,000,000 Class A Shares outstanding as of January 20, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on January 26, 2016, (ii) the 11,090,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 7,333,333.33 Class A Shares issuable upon exercise of the Warrants reported herein.

Item 1(a). Name of Issuer:

Pace Holdings Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300
Fort Worth, Texas 76102

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by TPACE Sponsor Corp., a Cayman Islands exempted company (“TPACE”), TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman, James G. Coulter and Karl Peterson (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership (“TPG Holdings III”). TPG Holdings III and Mr. Peterson are the sole shareholders of TPACE, and Mr. Peterson is the sole director of TPACE. TPACE holds an aggregate of 11,090,000 Class F Shares and 22,000,000 Warrants. Because of Group Advisors’ and Mr. Peterson’s relationship to TPACE, each of Group Advisors and Mr. Peterson may be deemed to beneficially own the securities reported herein. Mr. Peterson disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors, and may therefore be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Pursuant to the Amended and Restated Memorandum and Articles of Association of the Issuer, the Class F Shares will automatically convert into Class A Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment.

Each Warrant is initially exercisable for one-third of one Class A Share at an initial exercise price (the “Exercise Price”) of one third of $11.50 per one-third Class A Share. The number of Class A Shares issuable upon exercise of the Warrants and the Exercise Price is subject to certain adjustments as set forth in the Warrant Agreement dated as of September 10, 2015 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent. The Warrants may be exercised during the period (i) commencing on the later of (a) the date that is 30 days after the first date on which the Issuer completes a business combination and (b) September 16, 2016 and (ii) terminating on the earlier of (a) the date that is five years after the date on which the Issuer completes its initial business combination and (b) the liquidation of the Issuer if it fails to consummate a business combination.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e). CUSIP Number:

G6865N103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

TPACE Sponsor Corp. By: /s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG Group Holdings (SBS) Advisors, Inc. By: /s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

David Bonderman

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of David Bonderman (11)

James G. Coulter

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of James G. Coulter (12)

Karl Peterson

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of Karl Peterson (13)

_______________

(11) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to a Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(12) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to a Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

(13) Clive Bode is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated September 4, 2015, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Peterson on October 27, 2015 (SEC File No. 001-37551).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.